Exhibit 99.2

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2025 and 2024

Presented in Canadian dollars

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements for Almonty Industries Inc. (“Almonty” and together with its subsidiaries, the “Company”) were prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the unaudited interim condensed consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 3 to the audited annual consolidated financial statements for the year ended December 31, 2024.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim condensed consolidated financial statements and (ii) the unaudited interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods then ended presented by the unaudited interim condensed consolidated financial statements.

Almonty’s board of directors (the “Board of Directors”) is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The audit committee of the Board of Directors (the “Audit Committee”) assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Lewis Black”	“Brian Fox”

Lewis Black	Brian Fox
Chairman, President & CEO	Chief Financial Officer

November 3, 2025
Toronto, Ontario

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		September 30,	December 31,
	Note	2025	2024
Assets
Current Assets
Cash and cash equivalents		111,588	7,830
Trade receivables		2,534	2,927
Taxes recoverable		2,392	573
Inventories	4	6,824	6,738
Prepaid expenses and other current assets		5,075	2,508
Total Current Assets		128,413	20,576

Mining assets	5	267,364	201,866
Tailings inventory	4	33,894	30,982
Deferred tax assets		2,586	2,364
Other assets		881	561
		304,725	235,773
Total Assets		433,138	256,349

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	31,040	29,146
Deferred revenue		78	74
Current portion of long-term debt	8	22,883	21,894
Total Current Liabilities		54,001	51,114

Warrant liabilities	10 & 11	5,772	5,154
Long-term debt	8	174,380	136,128
Restoration provision and other liabilities	9	27,627	24,866
Deferred tax liabilities		15	14
		207,794	166,162
Total Liabilities		261,795	217,276

Shareholders’ Equity
Share capital	10	317,097	146,516
Subscriptions received	10	-	103
Equity portion of convertible debentures		508	1,241
Contributed surplus		21,074	16,072
Accumulated other comprehensive income (deficit)		12,525	(4,638)
Deficit		(179,861)	(120,221)
Total Shareholders’ Equity		171,343	39,073
Total Liabilities and Shareholders’ Equity		433,138	256,349

Nature of operations (Note 1)

Commitments and contingent liabilities (Note 17)

Subsequent Events (Note 19)

Signed on behalf of the Board of Directors:

/s/ Lewis Black	/s/ Mark Trachuk
Lewis Black	Mark Trachuk
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Revenues		8,695	6,794	23,795	22,556

Cost of sales
Production costs		6,916	5,607	21,085	18,441
Care and maintenance costs		292	265	856	792
Depreciation and amortization		233	266	792	850
		7,441	6,138	22,733	20,083
Income from mining operations		1,254	656	1,062	2,473

Expenses
General and administrative		3,675	1,339	11,169	4,347
Interest expense		1,061	1,048	3,389	3,599
Share-based compensation	10	727	1,464	8,351	2,399
Foreign exchange (gain) loss		(3,338)	702	(1,924)	1,999
		2,125	4,553	20,985	12,344
Loss before other expenses and income taxes		(871)	(3,897)	(19,923)	(9,871)

Other income (expenses)
Loss on valuation of embedded derivative liabilities		(288)	(334)	(10,139)	(336)
Gain (loss) on valuation of warrant liabilities	11	34,513	(710)	(29,381)	(304)
		34,225	(1,044)	(39,520)	(640)

Net income (loss) before income taxes		33,354	(4,941)	(59,443)	(10,511)
Income tax (expense)	12	(163)	(378)	(197)	(383)
Net income (loss) for the period		33,191	(5,319)	(59,640)	(10,894)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit/loss
Unrealized gain on foreign currency translation		3,476	9,247	17,163	22
Comprehensive income (loss) for the period		36,667	3,928	(42,477)	(10,872)

Income (loss) per common share
Basic		$0.15	$(0.03)	$(0.30)	$(0.06)
Diluted		$0.13	$(0.03)	$(0.30)	$(0.06)

Weighted average number of shares outstanding
Basic		215,897,871	172,404,676	197,535,333	168,262,516
Diluted		258,429,480	172,404,676	197,535,333	168,262,516

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

Nine months ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

	Note	Share Capital	Subscriptions Received	Equity Portion of Convertible Debentures	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Equity
Balance at December 31, 2023		127,359	-	1,241	12,302	11,529	(103,923)	48,508

Issuance of common shares and warrants for cash	10	4,514	-	-	650	-	-	5,164
Share issuance costs	10	(199)	-	-	-	-	-	(199)
Shares issued for settlement of debt	10	10,660	-	-	-	-	-	10,660
Share-based compensation	10	-	-	-	2,399	-	-	2,399
Net loss and comprehensive loss for the period		-	-	-	-	22	(10,894)	(10,872)
Balance at September 30, 2024		142,334	-	1,241	15,351	11,551	(114,817)	55,660

Issuance of common shares and warrants for cash	10	4,095	-	-	386	-	-	4,481
Share issuance costs	10	(90)	-	-	-	-	-	(90)
Shares issued for settlement of debt	10	(9,088)	-	-	-	-	-	(9,088)
Shares issued for conversion of debt	10	9,265	-	-	-	-	-	9,265
Subscriptions received	10	-	103	-	-	-	-	103
Share-based compensation	10	-	-	-	335	-	-	335
Net loss and comprehensive loss for the period		-	-	-	-	(16,189)	(5,404)	(21,593)
Balance at December 31, 2024		146,516	103	1,241	16,072	(4,638)	(120,221)	39,073

Issuance of common shares and warrants for cash	10	131,452	(103)	-	585	-	-	131,934
Share issuance costs	10	(14,211)	-	-	-	-	-	(14,211)
Shares issued on exercise of options	10	5,704	-	-	(5,528)	-	-	176
Shares issued on settlement of RSU’s	10	2,433	-	-	(1,986)	-	-	447
Shares issued on exercise of CDI options	10	40,979	-	-	-	-	-	40,979
Shares issued on exercise of warrants	10	1,323	-	-	(222)	-	-	1,101
Shares issued for settlement of debt	10	90	-	-	-	-	-	90
Shares issued for conversion of debt	10	2,811	-	(733)	-	-	-	2,078
Reclassification of amended CDI options	10	-	-	-	3,802	-	-	3,802
Share-based compensation	10	-	-	-	8,351	-	-	8,351
Net loss and comprehensive loss for the period		-	-	-	-	17,163	(59,640)	(42,477)
Balance at September 30, 2025		317,097	-	508	21,074	12,525	(179,861)	171,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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Almonty Industries Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(in 000’s of Canadian dollars except for common share and per common share amounts and unless otherwise noted)

		Nine months ended September 30,
	Note	2025	2024
Operating activities
Net loss for the period		(59,640)	(10,894)
Add (deduct) non-cash items:
Share-based compensation	10	8,351	2,399
Depreciation and amortization		792	850
Interest expense		3,328	3,599
Income tax expense		197	383
Loss on valuation of embedded derivative liabilities	8(c)	10,139	336
Loss on valuation of warrant liabilities		29,381	304
Unrealized foreign exchange (gain) loss		(1,924)	1,999
		(9,376)	(1,024)
Changes in non-cash working capital
Trade receivables		393	(639)
Taxes recoverable		(1,819)	18
Inventories		(86)	1,136
Prepaid expenses and other current assets		(2,567)	300
Accounts payable and accrued liabilities		6,963	(8,484)
Deferred revenues		4	(944)
Net change in non-cash working capital		2,888	(8,613)
Other assets		(285)	403
Cash flow used in operating activities		(6,773)	(9,234)

Investing activities
Additions to mining assets		(50,544)	(22,979)
Cash flow used in investing activities		(50,544)	(22,979)

Financing activities
Issuance of common shares	10	134,434	6,493
Share issuance costs paid		(14,211)	(199)
Exercise of stock options		176	-
Exercise of CDI options		13,518	-
Exercise of warrants		1,101	-
Issuance of long-term debt	8	29,447	41,524
Repayment of long-term debt		(568)	(23,133)
Interest paid		(2,071)	(1,890)
Financing fees paid		(831)	-
Cash flow provided by financing activities		160,995	22,795

Effect of foreign currency translation on cash		80	265

Net increase (decrease) in cash for the period		103,758	(9,153)
Cash and cash equivalents at beginning of period		7,830	22,019
Cash and cash equivalents at end of period (1)		111,588	12,866

Supplemental disclosure with respect to cash flows:
Non-cash investing and financing activites:
Additions to mining assets included in accounts payable	8,957	2,117
Revision in estimate in restoration provision	579	-
Shares issued for conversion of debt	2,811	10,660
Shares issued for settlement of debt	90	-
CDI Options issued	29,447	-
RSU’s issued	2,433	-
Options exercised on a cashless basis	5,528	-

(1) Cash and cash equivalents includes $2,190 (December 31, 2024 - $2,170) of restricted cash solely for use on the Sangdong tungsten mine project located in Gangwon Province, the Republic of Korea (the “Sangdong Mine”).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

1.	Nature of operations

Almonty is incorporated in Canada. Almonty’s common shares are listed on the Nasdaq Capital Market under the symbol ALM. Almonty’s common shares are also listed on the Toronto Stock Exchange (“TSX”) under the symbol AII, the Australian Securities Exchange under the symbol AII, and the Frankfurt Stock Exchange under the symbol ALI1.

The head office of the Company is located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7. The Company is primarily engaged in the development of the Sangdong Mine, and the Company is currently mining, processing and shipping tungsten concentrate from the Panasqueira tin and tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”). Additionally, the Company is evaluating its molybdenum project with inferred mineral resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine and its Valtreixal tin and tungsten mine project located in Western Spain in the province of Zamora (the “Valtreixal Mine”). The Company also owns the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), which is currently under care and maintenance.

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue operating for the foreseeable future and will be able to realize a return on its assets and discharge its liabilities and commitments in the ordinary course of its business.

On July 3, 2025, Almonty effected a share consolidation of its issued and outstanding common shares on the basis of one and a half (1.5) pre-consolidated common shares for one (1) post-consolidated common share (the “Share Consolidation”). Almonty’s common shares commenced trading on a post-consolidation basis on the TSX at the start of trading on July 7, 2025. As a result, Almonty’s issued and outstanding CHESS Depository Interests (“CDIs”), common share purchase warrants (“warrants”), CDI options, stock options and restricted share units (“RSUs”) were also consolidated on a 1.5 to 1 basis. All information relating to per common share amounts, issued and outstanding common shares, CDIs, warrants, CDI options, stock options and RSUs in these unaudited condensed consolidated interim financial statements have been adjusted retrospectively to reflect the Share Consolidation. There were 224,811,608 (December 31, 2024, - 176,947,216) common shares issued and outstanding as at September 30, 2025 on a post-consolidated basis.

Management assesses the Company’s ability to continue as a going concern at each reporting date, using quantitative and qualitative information available. As at September 30, 2025, the Company had a working capital position of $74,412 (December 31, 2024 – deficiency of $30,538). During the nine months ended September 30, 2025, the Company secured additional financings totaling $134,237 (less issuance costs totaling $16,009) (see disclosure below) and received $14,865 in conjunction with the exercise of warrants, CDI options and stock options.

7

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During the nine months ended September 30, 2025, the Company received its ninth and final drawdown of US$906 under its US$75,100 project financing with the KfW IPEX-Bank (“KfW”) as well as an additional US$20,000 in conjunction with a cost overrun availability (Note 8 (e)).

During the three months ended September 30, 2025: (i) on July 3, 2025, Almonty effected the Share Consolidation; (ii) on July 15, 2025, Almonty closed its initial public offering of 20,000,000 common shares in the United States at a price of US$4.50 per common share for net proceeds, after deducting underwriting discounts and offering expenses, of approximately US$80,300, which common shares commenced trading on the Nasdaq Capital Market under the symbol ALM. Subsequent to September 30, 2025, Almonty received $8,833 in conjunction with the exercise of warrants, CDI options and stock options. The Company’s current forecast indicates that it will have sufficient cash flows from operations and from financings outlined above for at least the next year to continue as a going concern and settle obligations as they come due. The assessment of the Company’s ability to continue as a going concern, by its nature, relies on estimates of future cash flows and other future events, whose subsequent changes would materially impact the validity of such an assessment.

2.	Statement of compliance

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on November 3, 2025.

3.	Basis of preparation and material accounting policies

The basis of presentation and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024 and should be read in conjunction with those statements.

Critical judgements

The preparation of unaudited interim condensed consolidated financial statements requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in Note 2(e) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2024. There have been no significant changes to the areas of estimation and judgment during the nine months ended September 30, 2025.

Material accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual financial statements for the year ended December 31, 2024 as disclosed in Note 2 and Note 3.

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Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Comparative figures

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

4.	Inventories

	September 30,	December 31,
	2025	2024
Stores and fuel	6,103	5,613
Ore and in-process ore	515	996
Finished goods - WO3 concentrate	206	129
Current inventories	6,824	6,738
Tailings	33,894	30,982
Total inventories	40,718	37,720

As at September 30, 2025 and December 31, 2024, tailings inventories are classified as long term as these inventories may not be processed within the next year.

9

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

5.	Mining assets

		Mineral Property
		Acquisition and	Exploration and
	Plant and Equipment	Development Costs	Evaluation Projects	Total
Cost
Balance at December 31, 2023	60,226	143,227	8,294	211,747
Additions	20,033	22,291	126	42,450
Change in restoration provisions	-	579	-	579
Asset disposals	(2,723)	-	-	(2,723)
Translation adjustment	(1,247)	(4,140)	172	(5,215)
Balance at December 31, 2024	76,289	161,957	8,592	246,838
Additions	29,306	32,170	35	61,511
Change in restoration provisions	-	306	-	306
Asset disposals	(1,595)	-	(37)	(1,632)
Translation adjustment	3,637	7,688	807	12,132
Balance at September 30, 2025	107,637	202,121	9,397	319,155

Accumulated Amortization
Balance at December 31, 2023	10,243	35,823	-	46,066
Amortization	1,498	(9)	-	1,489
Asset disposals	(1,649)	-	-	(1,649)
Translation adjustment	98	(1,032)	-	(934)
Balance at December 31, 2024	10,190	34,782	-	44,972
Amortization	1,150	334	-	1,484
Asset disposals	(490)	-	-	(490)
Translation adjustment	962	4,863	-	5,825
Balance at September 30, 2025	11,812	39,979	-	51,791

Carrying Value
Balance at December 31, 2024	66,099	127,175	8,592	201,866
Balance at September 30, 2025	95,825	162,142	9,397	267,364

6.	Impairment Loss on Mining Assets

Sangdong Mine

No indicators of impairment or reversal of impairment existed as at September 30, 2025 (December 31, 2024 – none).

Panasqueira Mine

No indicators of impairment or reversal of impairment existed as at September 30, 2025 (December 31, 2024 – none).

Los Santos Mine

No indicators of impairment or reversal of impairment existed as at September 30, 2025 (December 31, 2024 – none).

10

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

7.	Accounts Payable and Accrued Liabilities

	September 30,	December 31,
	2025	2024
Accounts payable	18,396	18,469
Accrued liabilities	12,644	10,677
Total	31,040	29,146

8.	Long-Term Debt

		September 30,	December 31,
	Note	2025	2024
Term and other loans - Euro	(a)	26,687	24,486
Term and other loans - U.S. dollar	(b)	8,353	8,634
Promissory note	(b)	250	250
Convertible debentures	(c)	27,029	27,872
Lease liabilities	(d)	533	210
Mine construction loan facility	(e)	132,549	106,876
		195,401	168,328
Less: current portion		(22,883)	(21,894)
		172,518	146,434
Fair value of derivative liabilities	(c)	11,610	1,121
Deferred financing costs		(9,748)	(11,427)

		174,380	136,128

a)	Term and other loans – Euro

During April 2024, the Company refinanced the Unicredit Bank GmbH loan with KfW, with a total principal amount of EUR14,662. This new loan bears interest at the prevailing secured overnight financing rate (“SOFR”) rate plus 1.9% per annum, with interest payable quarterly and with principal repayable at the maturity date of March 31, 2027.

The Company’s wholly-owned Spanish subsidiary, Daytal Resources Spain, S.L. (“Daytal”) which is the owner of the Los Santos Mine, has Euro-denominated term loan facilities totaling $1,628 (December 31, 2024 - $1,807). The loans are unsecured, have a maturity date of July 2028 (December 31, 2023 – July 2025) and require monthly payments of principal and interest. Of the loans, $57 (December 31, 2024 - $60) have fixed interest rates with a weighted average interest rate as at September 30, 2025 of 1.54% (December 31, 2024 – 1.50%). The remaining $1,571 (December 31, 2024 - $1,747) have floating interest rates, based on varying spreads from Euribor rates. As of September 30, 2025, the weighted average interest rate on these loans was 4.97% (December 31, 2024 – 6.30%).

11

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The Company’s wholly-owned Spanish subsidiary, Valtreixal Resources Spain, S.L. which owns the Valtreixal Mine has a Euro-denominated term loan with a balance of $679 as of September 30, 2025 (December 31, 2024 - $758). The loan is unsecured, bears interest at 3.75% (December 31, 2024 - 3.75%), with monthly payments of principal and interest until it matures in July 2028 (December 31, 2024 - in July 2028).

b)	Term and other loans – U.S. dollar

The Company has issued two US$1,000 secured promissory notes in 2017 to Deutsche Rohstoff AG (“DRAG”), an existing shareholder of the Company, both of which had an initial maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024). The notes bear interest at 6.0% per annum, with the accrued interest due on the maturity date. The loans are secured by a pledge of the shares of Woulfe Mining Corp. (“Woulfe”), a wholly-owned direct subsidiary of Almonty (Almonty’s interest in the Sangdong Mine is held by Almonty Korea Tungsten Corporation, which is a wholly-owned direct subsidiary of Woulfe). As at September 30, 2025, the outstanding loan balance was $2,784 (US$2,000) (December 31, 2024 - $2,878 (US$2,000)).

During December 2019, the Company received $250 from DRAG pursuant to a promissory loan which bears interest at the rate of 6.0% per annum which had a maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024).

During January 2020, the Company received $1,320 (US$1,000) from DRAG pursuant to a promissory loan (increased to $3,960 (US$3,000) during fiscal 2022) which bears interest at the rate of 6% per annum and matured during September 2025 (extended to October 31, 2026 during fiscal 2024).

During December 2021, the Company received $1,270 (US$1,000) from DRAG pursuant to a promissory loan which bears interest at the rate of 5.0% per annum with and which had a maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024).

c)	Convertible Debentures

Changes in the balances of the convertible debentures for the nine months ended September 30, 2025 and the year ended December 31, 2024 are summarized as follows:

	September 30,	December 31,
	2025	2024
Balance, beginning of period	27,872	32,620
Debentures settled for shares	(1,752)	(5,963)
Debentures revalued, derivative liability component	(623)	-
Interest accrued	652	240
Translation adjustment	880	975
Balance, end of period	27,029	27,872

12

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(i)	On January 30, 2018, the Company issued a convertible debenture as part of a debt restructuring with a principal amount of $5,963, with a maturity date of October 31, 2024. The debenture was convertible into common shares of Almonty at $1.35 per common share. The debenture bears interest at a rate of 6.0% per annum, compounding quarterly, payable on the earlier of the maturity date or the date of conversion. The debenture was subject to covenants customary for such facilities and the lender had nominated a member of the Board of Directors. During the year ended December 31, 2024, this debenture, plus related accrued interest, was converted into 6,833,070 common shares of the Company.

(ii)	On December 18, 2018, the Company completed a non-brokered private placement of an unsecured convertible debenture with a principal amount of $2,000, which debenture was acquired by DRAG. The debenture had an initial maturity date of September 30, 2025 (extended to October 31, 2026 during fiscal 2024) and bears interest at a rate of 6.0% per annum, payable at maturity. The Company may elect to convert the debenture into common shares upon the availability to the Company of full funding for the Sangdong Mine at a conversion price equal to the higher of the price per common share in any equity financing completed by the Company after the date of issuance of the debenture and prior to the conversion or the maturity date of the debentures for purposes of financing the Sangdong Mine and $0.942. However, the Company may not convert the debenture if at any time the Company’s common shares trade below $0.942 per common share or if such conversion would result in DRAG holding more than 19.9% of Almonty’s issued and outstanding common shares.

(iii)	The Company has a $6,000 (December 31, 2024 - $6,000) unsecured convertible debenture outstanding with DRAG, which bears interest at 4.0% per annum, payable at maturity. The debenture (including any accrued and unpaid interest) may be converted by the holder, at its option, into common shares of the Company at an exercise price of $2.175 per common share. The initial maturity date of the loan was September 30, 2024, which was extended to October 31, 2026 during fiscal 2024, with all other terms remaining unchanged.

(iv)	During March 2020, the Company received $2,680 (US$2,000) pursuant to the issuance of a convertible debenture which bears interest at the rate of 7.0%, is convertible at US$0.75 per common share with a maturity date of October 31, 2025. As the convertible debenture is denominated in USD, the instrument contains an embedded derivative liability. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at September 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0.08 years, expected dividend yield of 0%, a risk-free interest rate of 2.47% and an expected volatility of 85.33%. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $1,820 for the nine months ended September 30, 2025.

(v)	During July 2020, the Company completed a non-brokered private placement of a secured convertible bond in the principal amount of $4,592 (EUR3,000). This secured convertible bond matured on July 13, 2023, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 8(c)(x).

(vi)	During February, 2021, the Company completed a non-brokered private placement of an unsecured convertible bond in the principal amount of $2,288 (EUR1,500). This unsecured convertible bond matured on February 8, 2024, and bore interest at a rate of 10.0% per annum, payable semi-annually, in cash. (See refinancing details in Note 8(c)(x).

13

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(vii)	During November 2021, the Company completed a non-brokered private placement of four unsecured convertible bonds in the principal amounts of $2,302 (EUR1,600) (see refinancing details in Note 8(c)(x)), $1,268 (US$1,000), $144 (EUR100) (converted into common shares during September 2025), and $190 (US$150) (converted into common shares during July 2025), respectively. These unsecured convertible bonds initially matured on October 31, 2024 (subsequently extended to October 31, 2026 during fiscal 2024), and bear interest at a rate of 5.0% per annum, payable semi-annually, in cash. The outstanding principal amount of the bonds plus any related unpaid accrued interest is convertible into common shares of the Company at the option of the holder at the fixed conversion price of EUR1.05 per common share, US$1.275 per common share, EUR0.75 per common share and US$1.245 per common share, respectively, for the principal and at the conversion price of the greater of (i) EUR1.05 (equivalent to $1.68) and (ii) the Euro equivalent of the volume weighted average price of the common shares of the Company on the TSX for the five trading days immediately preceding the date of conversion for related accrued interest. As the convertible debentures are denominated in Euro and USD, the instruments contain embedded derivative liabilities. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at September 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 1.08 years, expected dividend yield of 0%, a risk-free interest rate of 2.47% and an expected volatility of 85.33%. Accordingly, the Company recognized a loss on valuation of the derivative liabilities in the amount of $547 for the nine months ended September 30, 2025.

(viii)	During February 2022, the Company received $1,900 (US$1,500) pursuant to the issuance of a convertible debenture which bears interest at the rate of 5.0% (amended to 7.0% during fiscal 2024), is convertible at US$1.245 per common share (amended to US$0.75 per common share during fiscal 2024) and initially matured October 31, 2024 (extended to October 31, 2025 during fiscal 2024). As the convertible debenture is denominated in USD, the instrument contains an embedded derivative liability. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. The embedded derivative liability, as at September 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0.08 years, expected dividend yield of 0%, a risk-free interest rate of 2.47% and an expected volatility of 85.33%. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $770 for the nine months ended September 30, 2025.

(ix)	During June 2022, the Company received $1,288 (US$1,000) pursuant to the issuance of a convertible debenture which bears interest at the rate of 7.0%, was convertible at US$1.26 per common share and matured June 7, 2025. During the nine months ended September 30, 2025, this debenture was converted with the issuance of 793,650 common shares of the Company.

14

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

(x)	During September 2023, the Company completed the restructuring of three convertible loans with a total principal balance of EUR6,100 (Notes 8(c)(v), 8(c)(vi) and 8(c)(viii)), plus one bond with a principal balance of EUR1,377 (Note 8(a)), with maturity dates ranging between July 2023 and June 2025, into one new convertible debenture totaling EUR7,900. This new debenture is convertible into common shares of the Company at EUR0.525 per common share, bears interest at the rate of 9.0% per annum (payable quarterly), and matured September 15, 2025. As this convertible debenture is denominated in Euro, the instrument contains an embedded derivative liability. As a result, the Company allocated $11,180 to the liability component and $477 to the derivative liability on issuance. The embedded derivative liability, on issuance, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 1.85 years, expected dividend yield of 0%, a risk-free interest rate of 4.56% and an expected volatility of 69.51%. The embedded derivative liability, as at September 30, 2025, was valued using the Black-Scholes Option Pricing Model assuming an expected life of 0 years, expected dividend yield of 0%, a risk-free interest rate of 2.47% and an expected volatility of 85.33%. The total liability (principal and embedded derivative) is capped at the face value of the instruments that were issued. Accordingly, the Company recognized a loss on valuation of the derivative liability in the amount of $7,401 for the nine months ended September 30, 2025. Almonty is currently in discussions regarding the terms of the orderly settling of this debt.

(xi)	The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses which could cause several defaults in the event the Company is in default on any of its loan agreements. As of September 30, 2025, the Company was in compliance with all covenants under its term loans and convertible debentures.

d)	Lease Liabilities

Capital leases relate to certain equipment and vehicles. The leases carry implied interest rates of between 3.12% and 5.69% (December 31, 2024 – 4.06% and 6.46%).

e)	Mine Construction Loan Facility

During July 2022, the Company entered into a US$75,100 senior secured term loan facility with KfW for the financing and construction of the Sangdong Mine and received US$906 during January 2025 (previous years: US$74,194, including capitalized interest) in conjunction with the ninth and final drawdown on this loan facility. In addition, during the nine months ended September 30, 2025, KfW also advanced an additional US$20,000 in conjunction with a cost overrun availability. The loan bears interest at the rate of SOFR plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to commencement of the mine’s ramp-up period.

15

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

f)	Payments are due under the terms of the Company’s loans and leases for each of the following years ending September 30:

Repayment section:
2026	22,932
2027	64,664
2028	20,008
2029	18,875
2030	69,059
195,538
Less: Unamortized discount	(53)
Less: Imputed interest on capital lease obligations	(84)
195,401

g)	Debt Continuity

Changes in the balances of the long-term debt for the nine months ended September 30, 2025 and the year ended December 31, 2024 are summarized as follows:

	September 30,	December 31,
	2025	2024
Balance, beginning of period	168,328	142,995
Cash flows
Issuance of debt	29,447	43,643
Scheduled debt repayments	(1,072)	(23,608)
Non-cash changes
Conversion of debt with shares	(1,752)	(5,963)
Accrued interest	654	326
Amount reclassified to derivative liability	(623)	-
Translation adjustment and other	419	10,935
Balance, end of period	195,401	168,328
Fair value of derivative liability	11,610	1,121
	207,011	169,449

16

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

9.	Restoration Provision and Other Liabilities

a)	Included in other long-term liabilities are provisions for the future restoration of the Company’s mining properties, in accordance with local requirements, as follows:

Balance at December 31, 2023	22,821
Revisions in estimated cash flows and changes in assumptions	579
Accretion expense	495
Translation adjustment	396
Balance at December 31, 2024	24,291
Revisions in estimated cash flows and changes in assumptions	306
Accretion expense	176
Translation adjustment	2,244
Balance at September 30, 2025	27,017

As at September 30, 2025, there is a restoration provision of $22,438 (December 31, 2024 - $20,122) with respect to the Panasqueira Mine, representing management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $23,694 and are to be incurred after the mine ceases production subsequent to 2045. Beralt Tin & Wolfram (Portugal), S.A. (“BTW”) has assumed an inflation rate of 2.0% per year in calculating its estimates and a discount rate of 0.35%.

There is a restoration provision of $1,054 (December 31, 2024 - $1,008) with respect to Daytal’s future obligation to restore and reclaim the mine once it has ceased the processing of tungsten from the Los Santos Mine. The restoration provision represents management’s estimate of the present value of the rehabilitation costs relating to the mine site totaling $1,282 and are to be incurred beginning in 2027 after Daytal ceases processing operations. Daytal has used a 5.5% discount rate and assumes an inflation rate of 2.0% per year in calculating its estimates. The Company has filed, and is awaiting final approval of its mine plan and restoration provision by the relevant authorities in Spain. Banco Popular has posted a bank warranty of $294 (€180) on behalf of Daytal with the Region of Castilla y Leon, Trade and Industry Department as a form of deposit to cover the expected costs of restoring the mining property as required by Daytal’s Environmental Impact Statement that forms a part of its mining and exploitation license on the Los Santos Mine.

There is a restoration provision of $3,526 (December 31, 2024 - $3,161) with respect to the Sangdong Mine. The provision was determined based on a levy imposed by the relevant local government authority.

b)	Included in other long-term liabilities is $610 (December 31, 2024 - $575) related to employee benefit obligations in respect of government mandated pension plans in Woulfe’s Korean subsidiary and BTW.

17

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

10.	Share Capital

Common Shares

	Number of	Amount
	Shares	$
Authorized - Unlimited number of common shares (“Shaers”)

Issued and outstanding
Outstanding at December 31, 2023	155,925,779	127,359
Shares issued for cash	12,259,413	8,320
Shares issued for settlement of debt	1,875,857	1,572
Shares issued for conversion of debt	6,886,167	9,265
Outstanding at December 31, 2024	176,947,216	146,516
Shares issued for cash	28,906,881	117,240
Shares issued for exercise of stock options	7,244,681	5,704
Shares issued for exercise of CDI options	8,857,790	40,979
Shares issued for exercise of warrants	998,657	1,323
Shares issued for settlement of RSUs	742,262	2,433
Shares issued for settlement of debt	66,667	90
Shares issued for conversion of debt	1,047,454	2,812
Outstanding at September 30, 2025	224,811,608	317,097

During January 2024, Almonty issued 6,886,167 common shares as settlement of a $9,265 debt.

During February 2024, Almonty issued 1,722,210 common shares as settlement of a $1,395 debt.

During March to May 2024, Almonty issued 3,569,448 common share units for proceeds totaling $2,945 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.11, expiring two years from the date of issuance. The warrants were valued at $651 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.25%; expected volatility – 57.00% - 58.15%; expected life – 2 years; dividend rate – nil.

During March to May 2024, Almonty issued 4,301,075 CDI units for proceeds totaling $3,548 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.26, expiring two years from date of issuance. The warrants were valued at $1,024 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 4.17% - 4.23%; expected volatility – 57.03% - 61.66%; expected life – 2 years; dividend rate – nil.

18

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During December 2024, Almonty issued 1,333,333 common share units for proceeds totaling $1,640 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $386 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.97%; expected volatility – 53.65%; expected life – 3 years; dividend rate – nil.

During December 2024, Almonty issued 3,055,556 CDI units for proceeds totaling $3,677 (AUD$4,125) in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring three years from the date of issuance. The warrants were valued at $1,140 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.90%; expected volatility – 53.38%; expected life – 3 years; dividend rate – nil.

During December 2024, Almonty issued 153,646 common shares as settlement of a $177 debt.

During January 2025, Almonty issued 5,000,000 CDI units, for proceeds totaling $6,075 (AUD $6,750), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring January 14, 2028. The warrants were initially valued at $1,528 and subsequently revalued at June 30, 2025 at $17,900 (December 31, 2024 - $0).

During January 2025, Almonty issued 1,684,666 common share units for proceeds totaling $2,072 in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one common share and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of $1.71, expiring three years from the date of issuance. The warrants were valued at $585 using the weighted average fair value. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: Risk-free rate – 2.64%; expected volatility – 54.08%; expected life – 3 years; dividend rate – nil.

During January 2025, Almonty issued 66,666 common shares as settlement of a $90 debt.

During February 2025, Almonty issued 2,222,222 CDI units, for proceeds totaling $2,700 (AUD $3,000), in conjunction with the closing of a non-brokered private placement. Each unit is comprised of one CDI and one warrant, with each warrant enabling the holder to acquire one additional common share with an exercise price of AUD $1.875, expiring February 7, 2028. The warrants were initially valued at $972 and subsequently revalued at June 30, 2025 at $3,924 (December 31, 2024 - $nil).

19

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During May 2025, Almonty issued 120,481 common shares upon conversion of an outstanding $216 debenture.

During June 2025, Almonty issued 793,650 common shares upon conversion of an outstanding $1,438 debenture.

During July 2025, Almonty issued 20,000,000 common shares in the United States, for net proceeds totaling $109,952, in conjunction with a public offering and a concurrent listing on the Nasdaq Capital Markets.

During September 2025, Almonty issued 133,333 common shares upon conversion of an outstanding $160 debenture.

Warrants and CDI options

For the nine months ended September 30, 2025 and the year ended December 31, 2024, the outstanding warrants and CDI options, all of which are exercisable, are summarized as follows:

	Number of	Number of	Total Number
	CDI Options	Warrants	of Warrants
Warrants outstanding at December 31, 2023	5,626,363	5,325,114	10,951,477
Warrants issued	7,356,632	4,902,782	12,259,414
Warrants expired	(4,907,408)	(476,190)	(5,383,598)
Warrants outstanding at December 31, 2024	8,075,587	9,751,706	17,827,293
Warrants issued	7,222,222	1,684,667	8,906,889
Warrants exercised	(8,857,806)	(998,665)	(9,856,471)
Warrants expired	-	(1,197,083)	(1,197,083)
Warrants outstanding at September 30, 2025	6,440,003	9,240,625	15,680,628

The following table discloses the average exercise price, number of warrants and contractual life as at September 30, 2025:

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.68 - $0.99	2,518,518	1.07	$0.77
$1.00 - $1.50	3,924,115	0.49	$1.11
$1.51 - $1.80	2,797,992	2.29	$1.71
Total Warrants	9,240,625	1.19	$1.20

20

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The following table discloses the average exercise price, number of CDI options and contractual life as at September 30, 2025:

		Weighted
		Average	Weighted
	Number	Remaining	Average
	Outstanding	Contractual	Exercise
Exercise Prices	& Exercisable	Life	Price
$0.93 (AUD $1.04)	292,157	1.08	$0.93
$1.13 (AUD $1.26)	2,319,333	0.58	$1.13
$1.68 (AUD $1.88)	3,828,513	2.29	$1.68
Total CDI Options	6,440,003	1.62	$1.45

Incentive Stock Options

Under the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) and the Company’s Third Amended and Restated Incentive Stock Option Plan (which was superseded and replaced by the Omnibus Plan), the Company can grant stock options to directors, officers, employees and consultants for common shares of Almonty. Under the Omnibus Plan, the exercise price of a stock option may not be less than the closing market price during the trading day immediately preceding the date of the grant of the stock option, less any applicable discount allowed by the TSX. Stock options can be granted for a maximum term of 15 years and vest at the discretion of the Board of Directors. The Omnibus Plan was approved by Almonty’s shareholders at its Annual and Special Meeting of Shareholders held on April 30, 2025. The Company’s stock options do not include CDI options.

21

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

For the nine months ended September 30, 2025 and year ended December 31, 2024, the outstanding stock options are summarized as follows:

Number of
Stock Options
Warrants outstanding at December 31, 2023	11,383,334
Options granted	3,803,334
Options expired	(666,667)
Warrants outstanding at December 31, 2024	14,520,001
Options granted	2,364,667
Options exercised	(8,920,032)
Options outstanding at September 30, 2025	7,964,636

The following table discloses the average exercise price, number of options and contractual life as at September 30, 2025:

			Weighted Average	Weighted Average
Range of	Number	Number	Remaining	Exercise
Exercise Prices	Outstanding	Exercisable	Contractual Life	Price
$ 0.50 - $1.00	3,399,989	3,399,989	3.26	$0.81
$ 1.01 - $2.00	2,366,650	2,166,932	2.52	$1.32
$ 2.01 - $ 3.86	2,197,997	2,197,997	4.54	$3.57
	7,964,636	7,764,918	3.39	$1.72

During January 2024, the Company granted 666,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.84 per common share. The grant resulted in the recording of share-based compensation expense of $312. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

During May 2024, the Company granted 850,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.99 per common share. The grant resulted in the recording of share-based compensation expense of $312. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.32%, volatility of 62.99% based on historical volatility, expected life of five years, and no expected dividend yield.

22

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During July 2024, the Company granted 2,020,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $0.99 per common share. The grant resulting in the recording of share-based compensation expense of $1,104. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.49%, volatility of 61.75% based on historical volatility, expected life of five years, and no expected dividend yield.

During August 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.028 per common share. The grant resulting in the recording of share-based compensation expense of $86. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.98%, volatility of 61.38% based on historical volatility, expected life of five years, and no expected dividend yield.

During November 2024, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.22 per common share. The grant resulting in the recording of share-based compensation expense of $98. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 3.10%, volatility of 61.51% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 166,666 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $1.79 per common share. The grant resulting in the recording of share-based compensation expense of $204. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.66%, volatility of 60.54% based on historical volatility, expected life of five years, and no expected dividend yield.

During February 2025, the Company granted 133,333 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $2.87 per common share. The grant resulting in the recording of share-based compensation expense of $206. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.76%, volatility of 61.48% based on historical volatility, expected life of five years, and no expected dividend yield.

23

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

During March 2025, the Company granted 348,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest over three years and are exercisable for a period of five years from the grant date at $2.83 per common share. The grant resulting in the recording of share-based compensation expense of $71. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.69%, volatility of 60.34% based on historical volatility, expected life of five years, and no expected dividend yield.

During March 2025, the Company granted 100,000 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vest immediately and are exercisable for a period of five years from the grant date at $2.43 per common share. The grant resulting in the recording of share-based compensation expense of $120. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.72%, volatility of 60.20% based on historical volatility, expected life of five years, and no expected dividend yield.

During April 2025, the Company granted 1,616,664 stock options to employees and consultants of the Company pursuant to the Company’s stock option plan then in effect. The stock options vested immediately and are exercisable for a period of five years from the grant date at $3.86 per common share. The grant resulting in the recording of share-based compensation expense of $3,302. The value of the stock options granted was determined using the Black-Scholes Option Pricing Model using a risk-free interest rate of 2.67%, volatility of 62.20% based on historical volatility, expected life of five years, and no expected dividend yield.

Restricted Share Units

RSUs granted under the Company’s Restricted Share Unit Plan (“RSU Plan”) or Omnibus Plan to employees vest in accordance with the conditions determined at the time of grant. RSUs issued were valued based on the value of the underlying shares at the date of issuance.

As of September 30, 2025, the outstanding RSUs, are summarized as follows:

Number of RSUs
RSUs outstanding at December 31, 2023	1,166,667
RSUs granted	1,400,000
RSUs outstanding at December 31, 2024	2,566,667
RSUs granted	1,408,933
RSUs settled	(742,271)
RSUs outstanding at September 30, 2025	3,233,329

24

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The following table discloses the number of RSUs and contractual life as at September 30, 2025:

			Weighted Average	Weighted Average
Range of	Number	Number	Remaining	Exercise
Exercise Prices	Outstanding	Vested	Contractual Life	Price
$ 0.78 - $ 2.00	1,699,999	1,253,533	1.65	$0.95
$ 2.01 - $ 4.00	799,998	466,665	2.51	$3.21
$ 4.01 - $ 6.20	733,332	733,332	2.93	$6.04
	3,233,329	2,453,530	2.15	$2.66

During the nine months ended September 30, 2025, the Company granted 1,408,933 RSUs to directors of the Company pursuant to the RSU Plan. The value of the RSUs granted was based on the value of the underlying shares at the date of grant. The grant resulted in the recording of share-based compensation of $3,717 during the nine months ended September 30, 2025.

11.	Warrant Liabilities

Under IFRS, certain warrants are treated as a derivative liability because these were denominated in currencies other than the Company’s functional currency of Canadian dollars and, accordingly, the Company was not able to demonstrate that it met the “fixed for fixed” criterion per IAS 32, Financial Instruments: Presentation. As a result, at the balance sheet date, these warrants issued as part of a unit private placement must be recorded at their fair value.

On September 29, 2025, the Company obtained shareholder approval for the amendment to the exercise prices of various CDI options from AUD to CAD,with the effective date being January 2, 2025. No changes were made to the number of instruments, expiry dates, or other terms. As a result of the amendment, the “fixed for fixed” criteria per IAS 32 would be met, therefore certain CDI options were fair valued using the value of the equity instrument at January 2, 2025 as required by IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments and transferred to equity.

As a result of the above amendment, during the three months ended September 30, 2025, the Company recorded a gain on fair value revaluation of certain outstanding CDI options totalling $34,513.

The Company uses the Black-Scholes Option Pricing Model to measure the fair value of warrant liabilities, wherein the Company’s trading price is the main driver for calculating the resulting amount. The revaluation of this derivative liability arising from an increase in share price from $1.36 per common share at December 31, 2024, to $8.40 per common share at September 30, 2025, has resulted in the recognition of loss of $29,381 (2024 – $406) in the statement of operations and comprehensive loss for the nine months ended September 30, 2025.

25

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Changes in the balance of the warrant liabilities for the nine months ended September 30, 2025 and year ended December 31, 2024 are summarized as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2025	2024
Balance, beginning of period	5,154	958
CDI options issued	2,500	2,165
CDI options exercised	(27,461)	-
CDI options reclassified to equity	(3,802)	-
Fair value revaluation on exercise of CDI options	8,989	-
Fair value revaluation on CDI options at end of period	57,219	2,031
Fair value revaluation on amendment of exercise price	(36,827)	-
Balance, end of period	5,772	5,154

The fair value of the warrants outstanding was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	September 30,	December 31,
	2025	2024
Stock price	$8.40	$0.91
Exercise price	$ 0.94 - $ 1.72	$0.72
Expected life	0.49-2.36 yrs	1.99 yrs
Risk-free interest rate	2.47%	2.93%
Expected volatility	85.33%	53.23%
Expected dividends	nil	nil

26

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

12.	Income Taxes

The Company has the following non-capital tax losses that expire in the years indicated:

	Canada	Spain	Portugal	Korea
	CAD	EUR	EUR	CAD
2025	2,092	-	-	-
2026	3,625	-	-	-
2027	2,260	-	-	-
2028	1,974	-	-	39
2029	-	286	-	24
2030	16	-	-	1,790
2031	473	-	-	1,772
2032 or later	57,974	18,341	7,384	29,344
Non-Capital losses in local currency	68,414	18,627	7,384	32,969
Non-Capital losses in CAD	68,414	30,420	12,059	32,969
Total Non-Capital losses in CAD				143,862

13.	Employee Compensation

The Company incurred employee compensation and benefit expenses of $5,125 for the three months ended September 30, 2025 (three months ended September 30, 2024 - $6,870) and $23,684 for the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $17,171).

14.	Segment Information

The Company’s operations are segmented on a regional basis and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments has been defined as the Chief Executive Officer.

Management monitors the business of the Company as a single commodity segment, whose operations relate to the exploration and mining of tungsten across two geographical locations: the Iberian Peninsula (Spain and Portugal) and the Republic of Korea.

For management reporting purposes, the Company is organized into business units based on its products and activities, and has four reportable operating segments, as follows:

●	The Los Santos Mine located in Spain whose operations relate to the exploration and mining of tungsten that is ultimately sold as tungsten concentrate;

●	The Panasqueira Mine located in Covilha Castelo Branco, Portugal whose operations relate to the exploration and mining of tungsten which is ultimately sold as tungsten concentrate, as well as the production of copper and tin concentrate by-products that are sold as concentrate;

●	The Valtreixal Mine located in Spain whose operations relate to the exploration and evaluation activities of the Valtreixal tin/tungsten project; and

●	Woulfe, whose properties are located in Gangwon Province, Republic of Korea, and whose operations relate primarily to the development of the Sangdong Mine.

27

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The Company monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on income (losses) from mining operations and is measured consistently with income (losses) from mining operations in the consolidated financial statements.

The accounting policies used by the Company in reporting segments internally are the same as those contained in Note 3.

Segmented information for the three and nine months ended September 30, 2025 and 2024 is as follows:

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasquiera Mine	Corporate	Consolidated
Revenue	-	-	36	23,759	-	23,795
Production costs	-	-	-	21,085	-	21,085
Care and maintenance costs	856	-	-	-	-	856
Depreciation and amortization	15	-	-	777	-	792
(Loss) earnings from mining operations	(871)	-	36	1,897	-	1,062

Expenses
General and administrative	442	4	(105)	1,185	9,643	11,169
Interest expense	65	-	-	-	3,324	3,389
Share-based compensation	-	-	-	-	8,351	8,351
Foreign exchange (gain) loss	-	2	(2,523)	421	176	(1,924)
Loss on valuation of embedded derivative liabilities	-	-	-	-	10,139	10,139
Loss on valuation of warrant liabilities	-	-	-	-	29,381	29,381
(Loss) income before income taxes	(1,378)	(6)	2,664	291	(61,011)	(59,443)

Capital expenditures	-	35	59,557	1,658	10	61,259

As at September 30, 2025
Assets
Current	1,429	7	8,645	7,814	110,517	128,413
Non-current	34,334	9,397	230,924	30,060	10	304,725
Total Assets	35,763	9,403	239,570	37,874	110,527	433,138
Total Liabilities	3,111	1,668	137,851	30,555	88,611	261,795

As at December 31, 2024
Assets
Current	1,101	117	6,111	7,976	5,271	20,576
Non-current	31,397	8,592	168,942	26,842	-	235,773
Total Assets	32,498	8,710	175,052	34,818	5,271	256,349
Total Liabilities	3,845	1,728	107,209	26,799	77,695	217,276

28

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Three months ended September 30, 2025

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasquiera Mine	Corporate	Consolidated
Revenue	-	-	10	8,685	-	8,695
Production costs	-	-	-	6,916	-	6,916
Care and maintenance	292	-	-	-	-	292
Depreciation and amortization	5	-	-	228	-	233
(Loss) earnings from mining operations	(297)	-	10	1,541	-	1,254

Expenses
General and administrative	143	2	4	325	3,201	3,675
Interest expense	18	-	-	-	1,043	1,061
Share-based compensation	-	-	-	-	727	727
Foreign exchange (gain) loss	-	-	(2,523)	105	(920)	(3,338)
Loss on valuation of embedded derivative liabilities	-	-	-	-	288	288
Loss on valuation of warrant liabilities	-	-	-	-	(34,513)	(34,513)
Income (loss) before income taxes	(458)	(2)	2,529	1,111	30,174	33,354

Capital expenditures	-	28	49,218	1,148	10	50,404

Three months ended September 30, 2024

	Los Santos Mine	Valtreixal Mine	Sangdong Mine	Panasquiera Mine	Corporate	Consolidated
Revenue	-	-	17	6,777	-	6,794
Production costs	-	-	-	5,607	-	5,607
Care and maintenance	265	-	-	-	-	265
Depreciation and amortization	5	-	-	261	-	266
(Loss) earnings from mining operations	(270)	-	17	909	-	656

Expenses
General and administrative	220	1	7	416	695	1,339
Share-based compensation	-	-	-	-	1,464	1,464
Interest expense	29	-	-	-	1,019	1,048
Loss on valuation of embedded derivative liabilities	-	-	-	-	334	334
Loss on valuation of warrant liabilities	-	-	-	-	710	710
Foreign exchange (gain) loss	(5)	4	(8,001)	8,644	60	702
Income (loss) before income taxes	(514)	(5)	8,011	(8,151)	(4,282)	(4,941)

Capital expenditures	-	55	16,554	1,266	-	17,875

29

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Information by geographical region is as follows:

	Revenue		Non-current Assets
	Nine months ended September 30,	Nine months ended September 30,	September 30,	December 31,
Country	2025	2024	2025	2024
Portugal	23,759	22,539	30,060	26,842
Spain	-	-	43,731	39,989
South Korea	36	17	230,924	168,942
Total	23,795	22,556	304,715	235,773

15.	Financial Instruments, and Financial Risk Management Objectives and Policies

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1 -	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 -	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 -	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

The carrying value of cash, trade receivables and accounts payable and accrued liabilities approximates their fair value due to their short terms to maturity. The accounts receivable associated with provisional pricing arrangements are a Level 2 fair value estimate and are valued based upon observable WO3 forward prices as of the reporting date. The fair value of long-term debt is a Level 2 fair value estimate and is not materially different from the carrying value based on current market rates of interest, or interest rates set at relatively short time intervals.

Financial Risk Management Objectives and Policies

The Company’s principal financial instruments comprise cash deposits and long-term debt.

The main purpose of these instruments is to provide cash flow funding for the operations of Almonty and its subsidiaries. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

30

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Interest rate risk

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of the long-term debt, $159,006 is subject to floating interest rates and $36,395 is subject to fixed interest rates. A portion of the floating-rate debt totaling $26,344 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (“EURIBOR”). A change of 100 basis points (1.0%) in the EURIBOR would result in a $263 change in annual interest costs. The remaining floating rate debt of $104,673 is based on a fixed spread over the three-month SOFR. A change of 100 basis points (1.0%) in the three-month SOFR would result in a $1,047 change in annual interest costs. All figures provided in this risk factor are as at September 30, 2025.

Foreign currency risk

Fluctuations in foreign currency exchange rates may adversely affect the Company’s results of operations.

The Company’s operating results and cash flow are significantly affected by changes in exchange rates. Almonty’s wholly owned subsidiary BTW operates in Portugal, which uses Euros (€) as its functional currency. Its output is a commodity that is primarily priced in United States dollars (US$) which is different than the functional currency of the Company, and the Company may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency. Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (Canadian dollars (C$), United States dollars (US$), Euros (€) and Korean Won (KRW)).

The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2020 to December 31, 2024, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.45 per US$1.00 to a low of C$1.20 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

In addition, the majority of the Company’s operating costs at the Panasqueira Mine as well as the care and maintenance costs at the Los Santos Mine are incurred in Euros, and a significant portion of development costs at the Sangdong Mine are incurred in KRW. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. The Company may engage in mitigating transactions to limit its exposure to such risks, but there can be no assurance that any mitigating strategy will, if entered into, be successful. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

31

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The Company’s Canadian dollar functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Cash and cash equivalents	US$	102,182
Cash and cash equivalents	AUS$	422
Cash and cash equivalents	EURO	3,444
Accounts payable and accrued liabilities	US$	6,825
Accounts payable and accrued liabilities	AUS$	378
Accounts payable and accrued liabilities	KRW	10,661
Long-term debt	US$	119,154
Long-term debt	EURO	36,846

A 5.0% change in the value of the C$ relative to the above currencies would change net income for the nine months ended September 30, 2025 by approximately $3,412.

The Company’s Euro functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Trade receivables	US$	1,408

A 5.0% change in the value of the Euro relative to the above currencies would change net income for the nine months ended September 30, 2025 by approximately $70.

The Company’s Korean Won functional currency businesses have the following financial instruments denominated in foreign currencies:

		Carrying
	Currency	Value ($)
Long-term debt	US$	132,549

A 5.0% change in the value of the Korean Won relative to the above currencies would change net income for the nine months ended September 30, 2025 by approximately $6,627.

32

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Credit risk

The Company deposits surplus cash with major banks of high-quality credit standing, in interest-bearing accounts that earn interest at floating rates. Trade receivables represent amounts receivable related to delivery of concentrate that have not been settled and are with the Company’s customers, all of whom have good credit ratings and the Company has not experienced any credit issues with any of its customers. Other assets include a non-interest-bearing promissory note and deposits. The carrying value of the cash and cash equivalents, trade receivables, restricted cash, promissory notes and deposits totaling $114,176 represents Almonty’s maximum exposure to credit risk.

Liquidity risk

As of December 31, 2024, Almonty had cash and cash equivalents of approximately $7,800 (including $2,170 of restricted cash solely for use on the Sangdong Mine development project) and total liabilities of approximately $217,200, including $151,200 of secured debt and $14,800 of unsecured convertible debentures.

As at September 30, 2025, the Company held cash and cash equivalents of approximately $111,588 (of which $2,190 represented cash restricted for use for the development of the Sangdong Mine) and a working capital position of $74,412 (December 31, 2024 – deficiency of $30,538). Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of September 30, 2025, Almonty had approximately $22,883 in long-term debt maturing by the end of 2025.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2025 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

33

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Contractual undiscounted cash flow requirement for financial liabilities as at September 30, 2025 are as follows:

	Less than 1 year	1-2 years	3-4 years	After 5 years	Total
Accounts payable and accrued liabilities	31,040	-	-	-	31,040
Term and other loans - Euro	1,147	25,533	7	-	26,687
Term and other loans - US dollar	-	8,353	-	-	8,353
Promissory note	-	250	-	-	250
Convertible debentures	17,774	9,392	-	-	27,166
Lease liabilities	149	286	99	-	534
Mine construction facility	3,862	40,859	36,457	51,372	132,550

16.	Capital Management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure (composed of shareholders’ equity and net debt) and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, Almonty may initiate dividend payments to shareholders, return capital to shareholders, repurchase issued shares or issue new shares. Almonty is not exposed to any externally imposed capital requirements.

17.	Commitments and Contingent Liabilities

Daytal owns the Los Santos Mine, near the town of Los Santos, Salamanca in western Spain. Daytal rents the land where the Los Santos Mine is located from local property owners and municipalities. The leases range from ten to 25 years and have expiry dates in 2032. On all leases greater than ten years, Daytal has the right to terminate the leases under certain circumstances without penalty. Annual lease commitments total approximately $393 payable throughout the year on the anniversary dates of the individual leases.

34

Almonty Industries Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Three and Six Months Ended September 30, 2025 and 2024

(in 000’s of Canadian dollars except common share and per common share amounts and unless otherwise noted)

The mining license for the Los Santos Mine was granted in September 2002 for a period of 30 years and is extendable for 90 years. Daytal pays minimal land taxes and there are no other royalty payments associated with the license. The Company files applications in the ordinary course to renew the permits associated with its mining license that it deems necessary and/or advisable for the continued operation of its business. Certain of the Company’s permits to operate that are associated with the mining license are currently under application for renewal.

The Company’s operations are subject to other claims and lawsuits from time to time, including any claims related to suppliers, employees or other parties. However, these are not expected to result in a material impact on the financial statements.

18.	Related Party Transactions

For the nine months ended September 30, 2025, the Company paid or accrued compensation to key management personnel, which includes the Company’s Chief Executive Officer, Chief Financial Officer and members of the Board of Directors totaling $2,296 (2024 - $1,005).

The Company has long-term debt owing to DRAG, a company that is an existing shareholder of Almonty, and whose former Chief Executive Officer is a member of the Board of Directors of the Company. In addition to the transactions disclosed in notes 8(b) and 8(c), $715 was accrued on the DRAG loans during the nine months ended September 30, 2025 (2024 - $654). As of September 30, 2025, there is $5,854 (December 31, 2024 - $5,139) of unpaid interest included in accounts payable and accrued liabilities.

19.	Subsequent Events

Subsequent to September 30, 2025, Almonty entered into the following transactions:

a)	Received $8,833 in conjunction with the exercise of warrants, CDI options and stock options; and

b)	On October 28, 2025, the Company entered into a binding share purchase transaction to acquire the exclusive right to explore, develop and mine certain unpatented tungsten mining claims located in Beaverhead County, Montana, U.S.A. (the “Gentung Browns Lake Tungsten Project”). The aggregate consideration for the acquisition totals US $9,750,000, consisting of US $750,000 in cash and US $9 million of Almonty common shares (the “Consideration Shares”). The Consideration Shares are subject to applicable securities-law restrictions as well as a one-year contractual lock-up from the date of closing. In a separate concurrent transaction on October 28, 2025, the Company entered into a share purchase agreement to acquire all of the shares of a privately held Montana corporation holding a number of related assets, including a plant permit, water rights, and tungsten mining equipment intended for processing ore from the Gentung Browns Lake Project, for US $250,000 in cash. Completion of this transaction is conditional on the closing of the Gentung Browns Lake Tungsten Project acquisition. Both transactions are expected to close on or about October 31, 2025, subject to customary closing conditions, including receipt of applicable stock exchange approvals.

35